FRED B. GREEN

FGREEN@BODMANLLP.COM

313-392-1056

BODMAN LLP

6TH FLOOR AT FORD FIELD

1901 ST. ANTOINE STREET

DETROIT, MICHIGAN 48226

313-393-7579 FAX

313-259-7777 PHONE

June 20, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Caraco Pharmaceutical Laboratories, Ltd.
Form 10-K for the Year Ended March 31, 2007
Filed May 14, 2007
File No. 001-31773

Dear Mr. Rosenberg:

This letter is provided on behalf of Caraco Pharmaceutical Laboratories, Ltd. (“Caraco” or the “Company”) and is in response to oral comments provided to Caraco by Ms. Kei Ino, staff accountant, in a telephone conversation with the undersigned on June 9, 2008. Reference is made to Caraco’s previous letters to you dated May 28, 2008, April 28, 2008 and March 31, 2008.

Ms. Ino had additional comments to Caraco’s responses to Comments 3 and 4 as set forth in Caraco’s letter to you dated May 28, 2008. The following are Caraco’s responses to these additional comments to Comments 3 and 4. Rather than recite our conversation, the responses below will reference Ms. Ino’s additional comments.

Comment 3.

Ms. Ino asked Caraco to explain in greater detail why Caraco did not capitalize the technology formulas which were transferred to it by Sun Pharmaceutical Industries Limited (“Sun Pharma”) and Sun Pharma Global, Inc. (“Sun Global”) pursuant to technology products agreements entered into in 1997 and 2002, respectively. Since 1999, when Caraco first began issuing its equity to Sun Pharma in exchange for technology transfers upon the passing of bio-equivalency studies, Caraco has consistently reported the technology transfers as research and development expenses. Further, since 2002, Caraco has separated research and development expenses into cash (internally generated research and development) and non-cash (the technology transfers from a related party) expenses on its Statements of Income as filed with the SEC in its periodic reports.

Caraco has reported the technology transfers as research and development expenses in reliance on FASB 2, “Accounting for Research and Development Costs.” In particular, paragraph 11 c (in relevant part) and d of FASB 2 provide as follows:

c.            Intangible assets purchased from others. . . .However, the cost of materials, equipment, or facilities that are acquired or constructed for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) and therefore no separate economic values are research and development costs at the time the costs are incurred.”

d.     Contract services. The costs of services performed by others in connection with the research and development activities of an enterprise, including research and development conducted by others in behalf of the enterprise, shall be included in research and development costs.

The research and development technology transferred by Sun Pharma to Caraco under the 1997 technology agreement and by Sun Global under the 2002 technology agreement was always specific research and development technology for a specific product formula. There was no alternative future uses (in other research and development projects or otherwise) for such products. For example, Caraco has never acquired technology from Sun Pharma or Sun Global with the purpose of selling such technology and, in fact, has never sold or held for sale any of the technology transferred by Sun Pharma or Sun Global to a third party. Caraco has always developed the research and development technology into manufactured product for its own business purposes.

Caraco’s reporting of the technology transfers is buttressed by analogy to SFAS 68 which provides in the “Summary” thereof as follows:

“This Statement specifies how an enterprise should account for its obligation under an arrangement for the funding of research and development by others. The enterprise must determine whether it is obligated only to perform contractual research and development for others, or is otherwise obligated. To the extent that the enterprise is obligated to repay the other parties, it records a liability and charges research and development cost to expenses incurred. (Emphasis Added)

Paragraph 9 of SFAS 68 provides, in relevant part, as follows:

“An enterprise that incurs a liability to repay the other parties shall charge the research and development costs to expense as incurred.”

To reiterate, Caraco has consistently charged research and development costs to expense as incurred, in conformity with generally accepted accounting principles. While Ms. Ino made reference to the probable future economic benefit of the technology formulas which have passed bio-equivalency studies and asked for clarification on how substantive the remaining development work is to be done by Caraco after a formula has been transferred by Sun Pharma or Sun Global, Caraco believes that the fact that it acquires the technology for a particular research and development project which has no alternative future uses is determinative. 1

Comment 4.

EITF 02-5 provides guidance in relation to FASB Statement 141 in connection with the definition of “common control.” Under this guidance, common control exists when an enterprise holds more than 50% of the voting ownership interest of another entity. Based on this guidance, which Caraco is adhering to, Sun Pharma acquired more than 50% of the voting ownership of Caraco in February 2004. Accordingly, in February 2004, common control existed between Sun Pharma and Caraco. In our conversation, Ms. Ino asked how Caraco has accounted for the research and development technology transfers both prior and subsequent to Sun Pharma becoming Caraco’s parent.

As noted above, Caraco entered into agreements with Sun Pharma and Sun Global in 1997 and 2002, respectively. At such times, Sun Pharma was not Caraco’s parent and did not possess majority voting control. Caraco has accounted for the transfer of the technology pursuant to the Basic Principle enunciated in APB 29, “Accounting For Non-Monetary Transactions.” Paragraph 18 of APB 29 sets forth, in relevant part, the Basic Principle, as follows:

“The Board concludes that in general accounting for non/monetary transactions should be based on the fair values of the assets (or services) involved which is the same basis as that used in monetary transactions. Thus, the cost of a non/monetary asset acquired in exchange for another non/monetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss should be recognized on the exchange. The fair value of the asset received should be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered”.

Caraco has made numerous efforts to obtain from Sun Pharma the historical cost of the technology transferred in exchange for Caraco’s equity. When Sun Pharma entered into the 1997 products agreement with Caraco, it did so at the same time that it made its initial investment in Caraco. In 1997, Caraco was on the verge of no longer being a going concern. Sun Pharma proposed to infuse Caraco both with capital ($7.5 million) and the research and development technology formula for 25 products. There were no other suitors, and Caraco seized the opportunity and executed stock purchase and products agreements with Sun Pharma. At the time of the 2002

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1    Reference is made to Caraco’s May 28, 2008 letter for comprehensive disclosure of the additional substantive work performed by Caraco after a formula is transferred by Sun Pharma or Sun Global. Much of such work is critical and crucial to the development of the ANDA. If the staff believes that additional or more comprehensive disclosure of the remaining development done by Caraco is still necessary, Caraco will be happy to provide it.

products agreement, Caraco’s financial picture had improved slightly, but Caraco was keenly dependent on Sun Pharma’s financial assistance and technology.

As noted, Caraco has requested, on a number of occasions, that Sun Pharma provide it with the historical costs incurred in connection with the research and development technology transferred to Caraco under both the 1997 and 2002 products agreements. Sun Pharma has consistently replied since 1997, and as recently as approximately two weeks ago, that it does not track the research and development expenses for individual technology formulas. Sun Pharma has extensive research facilities in Mumbai and Vadodara, India where it has performed research and development since 1997 on hundreds of technology formulas. Sun Pharma does not identify costs with respect to any particular formula including any technology formula transferred to Caraco under the 1997 and 2002 products agreements.

Based on the APB 29 “Basic Principle” noted above, Caraco uses the fair value of the asset surrendered (its equity) to measure cost in determining the research and development expense. As a result of previous correspondence with the SEC in 2002, Caraco restated its Form 10-QSBs for June 30, 2002 and September 30, 2002 by increasing the research and development expense as a result of decreasing the discount (to 10%) on the value of the common stock issued to Sun Pharma for the technology transferred by Sun Pharma to Caraco on each date that a particular product passed its bio-equivalency studies. Further, in connection with the issuance of preferred stock to Sun Global for each technology transfer, Caraco retained an independent third party valuation firm, Donnelly Penman and Partners, to determine the fair value of such shares. Caraco has relied on such valuations with respect to the issuance of the preferred shares issued with respect to each technology transfer passing its bio-equivalency studies in order to determine the applicable research and development expense. This has been disclosed in all of Caraco’s SEC filings and in previous responses to SEC comment letters.

Caraco’s measurement of the research and development expense is also in accordance with Paragraph 7 of FASB 123(R), which provides, in relevant part, as follows:

“If the fair value of goods or services received in a share-based payment transaction with non-employees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction. In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with non-employees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued.”

When Sun Pharma acquired more than 50% of the outstanding shares of Caraco in February of 2004, the situation with respect to Caraco’s ability to determine the cost of the research and development technology transferred did not change. Caraco is aware of SFAS 141 D12 (formerly interpretation 39 to APB 16) which provides as follows:

“When accounting for a transfer of assets or a exchange of shares between entities under common control, the entity that receives the net assets or the equity interest shall initially

                  recognize the assets and liabilities transferred at their carrying amounts in the accounts of the                   transferring entity at the date of transfer.”

However, Sun Pharma, the parent of Caraco, at all times, including 2004 and thereafter, did not and does not track research and development expenses for individual technology formulas. Sun Pharma is unable, and Caraco is therefore unable, to determine the historical costs of the technology transferred at the dates of transfer. Accordingly, Caraco has used the more reliable measurement in determining the research and development expense; that is, the value of the preferred stock issued after 2004 pursuant to the 2002 products agreement. Caraco has cumulatively recorded substantial research and development expenses as a result of such valuation (in the tens of millions of dollars).

Because of the inability to determine the historical costs of the research and development technology formulas transferred to Caraco by Sun Global, Caraco has chosen the only viable and reasonable alternative available. Caraco, with the concurrence of its accountants, has reported significant amounts of research and development expenses because it has had no practical choice other than to use the more reliable valuation of its preferred stock. There was and is no other viable alternative. As has been disclosed in Caraco’s most recent SEC filings, the technologies for all 25 products under the 2002 products agreement with Sun Global have been transferred to Caraco and have passed their respective bio-equivalency studies. The final technology was transferred to Caraco during the third quarter of fiscal 2008. No more technology will be exchanged for Caraco preferred shares under the 2002 products agreement since such agreement has been completed. In connection therewith, no additional non-cash research and development expense will be incurred.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Fred B. Green
Fred B. Green

cc.	Daniel H. Movens, Chief Executive Officer

  Mukul Rathi, Interim Chief Financial Officer